Via EDGAR

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Quest Diagnostics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-12215

Dear Mr. Arakawa:

We acknowledge receipt of your letter dated April 7, 2016 to Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above. Set forth below is the Company’s response to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements

6. Dispositions and Held for Sale
Dispositions
Contribution of Clinical Trials Business, page F-20

1. We note from your disclosure that your contribution of the clinical trials testing business resulted in a pre-tax gain of $334 million based on the difference between the fair value of the Company’s equity interest in the newly formed joint venture over the carrying value of the assets contributed. You also disclose that you used discounted cash flows to derive the fair value of your equity interest in the joint venture. Please confirm to us that you will expand your disclosure in future filings to describe key assumptions used in your discounted cash flows approach to derive the fair value of your equity interest in the newly formed joint venture. In addition, describe in your disclosure the nature of your continuing involvement with these contributed assets and Q2 Solutions and whether a related-party relationship exists. Refer to the disclosure requirements outlined in ASC 810-10-50-1B(d) through (h). Please provide us your proposed disclosures in your response.

Response:

The Company confirms that it will disclose in future filings the key assumptions used in the discounted cash flows approach to derive the fair value of its equity interest in Q2 Solutions. In addition, the Company will describe the nature of its continuing involvement with the contributed assets and Q² Solutions and whether a related-party relationship exists. The Company will include these disclosures in the Company’s next filing that discusses the Q2 Solutions joint venture transaction, which is expected to be the Company’s third quarter 2016 Quarterly Report on Form 10-Q.

The Company notes that it disclosed in Note 20, Related Parties, in the 10-K filing identified above its related party transactions with its equity method investees, which includes Q2 Solutions.

The Company’s proposed future disclosure, with new information underlined, is presented below.

On March 30, 2015, the Company entered into a definitive agreement with Quintiles Transnational Holdings Inc. to form a global clinical trials central laboratory services joint venture, Q2 Solutions. The transaction closed on July 1, 2015. In connection with the transaction, the Company contributed certain assets of its clinical trials testing business ("Clinical Trials") and $33 million of cash to the newly formed joint venture in exchange for a non-controlling, 40% ownership interest. The assets of Clinical Trials contributed to the joint venture, principally consisting of property, plant and equipment and goodwill, were classified as assets held for sale in the first quarter of 2015 and were contributed to Q2 Solutions upon closing of the transaction. Subsequent to closing, the Company's ownership interest in the joint venture is being accounted for under the equity method of accounting. At September 30, 2016 and December 31, 2015, the investment in Q2 Solutions had a carrying value of $[X] million and $416 million, respectively.

During the third quarter of 2015, the Company recognized a pre-tax gain of $334 million based on the difference between the fair value of the Company's equity interest in the newly formed joint venture over the carrying value of the assets contributed. The fair value of the Company's equity interest was determined using discounted cash flows. The most significant assumptions used in the valuation include a discount rate (12%), a long-term growth rate (2.5%) and EBITDA margins. In connection with the gain, the Company recorded a deferred tax liability of $145 million. Upon formation, the Company's investment in Q2 Solutions exceeded its equity in the underlying net assets by approximately $219 million. This basis difference is attributable to finite-lived assets, indefinite-lived intangible assets and goodwill of the joint venture. The basis difference associated with the finite-lived assets of $75 million is being amortized over a weighted average useful life of 8 years as a reduction to the carrying value of the investment in equity method investees and corresponding reduction in equity in earnings of equity method investees, net of taxes.

Q² Solutions is considered a related party to the Company due to the Company’s non-controlling ownership interest in Q2 Solutions and the Company’s continuing involvement in providing diagnostic information services on an ongoing basis. In addition, the Company provides transition services to Q² Solutions for a limited period of time. For further details regarding related parties, see Note [X].

Clinical Trials, prior to July 1, 2015, is included in all other operating segments and has not been classified as discontinued operations. For further details regarding business segment information, see Note [X].

19. Business Segment Information, page F-41

2. Please revise the notes to your financial statements to disclose the revenues associated with each of your principal services during each period presented in your statements of operations. In this regard, we note from the disclosures on page 11 of your filing that you derived 61% of your revenues from routine clinical testing services, 32% of revenues from gene-based, esoteric and anatomic pathology testing services and 7% from healthcare information technology, clinical trials testing, risk assessment services and diagnostic products during 2015. Refer to the disclosure requirements outlined in ASC 280-10-50-40. Please provide us your proposed disclosures in your response.

Response:

The Company confirms that it will include in the Company’s 2016 Annual Report on Form 10-K disclosure (in the Business Segment Information financial statement footnote) regarding the Company’s net revenues for each major service. The disclosure will be substantially equivalent to the disclosure set forth in the following table, and will be updated as appropriate.

Net revenues by major service were as follows:

	2015	2014
	(in millions)
Routine clinical testing services	$ 4,580	$ 4,549
Gene-based and esoteric testing services	1,754	1,676
Anatomic pathology testing services	631	648
All other	528	562
Total net revenues	$ 7,493	$ 7,435

***
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, or you require additional information, please feel free to contact me at 973-520-2173.

Sincerely,

/s/ Mark J. Guinan
Mark J. Guinan
Senior Vice President and Chief Financial Officer

Cc: Stephen H. Rusckowski, President and Chief Executive Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Robert Treuhold, Shearman & Sterling, LLP
Timothy R. Weld, PricewaterhouseCoopers LLP

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